SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13D)

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Emmis Communications Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

291525103

(CUSIP Number)

Jim Plohg

Smith Management LLC

Alden Global Capital

885 Third Avenue

New York, NY 10022

(212) 888-7219

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 291525103
1.	Names of Reporting Persons. Alden Global Capital Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Jersey (Channel Islands)
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 4,243,578.28
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,243,578.28
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,224,006.28 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 29.2% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) 6,261,982 shares of Class A Common Stock beneficially owned by Jeffrey H. Smulyan as disclosed on Mr. Smulyan’s Schedule 13D/A, filed on June 7, 2010 and (ii) the 1,718,446 shares of Class A Common Stock held by certain shareholders of the Issuer set forth in a rollover agreement by and among JS Acquisition, LLC and such shareholders, dated May 24, 2010, as disclosed in the Issuer’s Schedule 14d-9, filed on June 23, 2010.
(2)	The calculation of the foregoing percentage is based on (i) 32,910,753 shares of Class A Common Stock of the Issuer outstanding as of May 17, 2010, as disclosed in the Issuer’s Schedule 14d-9, filed on June 23, 2010; (ii) 2,837,078.28 shares of Class A Common Stock that would be issued upon conversion of the 1,162,737 shares of 6.25% Series A Preferred Stock, $.01 par value, of the Issuer held by the Reporting Persons; and (iii) 6,101,476 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock beneficially owned by Mr. Smulyan (including upon the exercise of options to purchase shares of Class B Common Stock held by Mr. Smulyan that were exercisable on, or within 60 days of June 7, 2010), as disclosed on Mr. Smulyan’s Schedule 13D/A, filed on June 7, 2010.

1.	Names of Reporting Persons. Alden Global Distressed Opportunities Master Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 4,243,578.28
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,243,578.28
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,224,006.28 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 29.2% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) 6,261,982 shares of Class A Common Stock beneficially owned by Jeffrey H. Smulyan as disclosed on Mr. Smulyan’s Schedule 13D/A, filed on June 7, 2010 and (ii) the 1,718,446 shares of Class A Common Stock held by certain shareholders of the Issuer set forth in a rollover agreement by and among JS Acquisition, LLC and such shareholders, dated May 24, 2010, as disclosed in the Issuer’s Schedule 14d-9, filed on June 23, 2010.
(2)	The calculation of the foregoing percentage is based on (i) 32,910,753 shares of Class A Common Stock of the Issuer outstanding as of May 17, 2010, as disclosed in the Issuer’s Schedule 14d-9, filed on June 23, 2010; (ii) 2,837,078.28 shares of Class A Common Stock that would be issued upon conversion of the 1,162,737 shares of 6.25% Series A Preferred Stock, $.01 par value, of the Issuer held by the Reporting Persons; and (iii) 6,101,476 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock beneficially owned by Mr. Smulyan (including upon the exercise of options to purchase shares of Class B Common Stock held by Mr. Smulyan that were exercisable on, or within 60 days of June 7, 2010), as disclosed on Mr. Smulyan’s Schedule 13D/A, filed on June 7, 2010.

1.	Names of Reporting Persons. Smith Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 4,243,578.28
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,243,578.28
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,224,006.28 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 29.2% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) 6,261,982 shares of Class A Common Stock beneficially owned by Jeffrey H. Smulyan as disclosed on Mr. Smulyan’s Schedule 13D/A, filed on June 7, 2010 and (ii) the 1,718,446 shares of Class A Common Stock held by certain shareholders of the Issuer set forth in a rollover agreement by and among JS Acquisition, LLC and such shareholders, dated May 24, 2010, as disclosed in the Issuer’s Schedule 14d-9, filed on June 23, 2010.
(2)	The calculation of the foregoing percentage is based on (i) 32,910,753 shares of Class A Common Stock of the Issuer outstanding as of May 17, 2010, as disclosed in the Issuer’s Schedule 14d-9, filed on June 23, 2010; (ii) 2,837,078.28 shares of Class A Common Stock that would be issued upon conversion of the 1,162,737 shares of 6.25% Series A Preferred Stock, $.01 par value, of the Issuer held by the Reporting Persons; and (iii) 6,101,476 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock beneficially owned by Mr. Smulyan (including upon the exercise of options to purchase shares of Class B Common Stock held by Mr. Smulyan that were exercisable on, or within 60 days of June 7, 2010), as disclosed on Mr. Smulyan’s Schedule 13D/A, filed on June 7, 2010.

Amendment No. 3 to Schedule 13D

This Amendment No. 3 to Schedule 13D is being filed by Alden Global Capital Limited, Alden Global Distressed Opportunities Master Fund, L.P., and Smith Management LLC (the “Reporting Persons”) and relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Emmis Communications Corporation, an Indiana corporation (the “Issuer”). The Schedule 13D filed on April 27, 2010 and amended on May 24 and May 27, 2010 by the Reporting Persons is hereby amended and supplemented as set forth below in this Amendment No. 3. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Schedule 13D filed with the Securities and Exchange Commission, as amended.

This Amendment No. 3 to Schedule 13D is being filed to re-file Exhibit 99.2 to include all omitted exhibits to the Securities Purchase Agreement and to disclose that Alden Global Distressed Opportunities Master Fund, L.P., Alden Global Value Recovery Master Fund, L.P., Alden Media Holdings, LLC, JS Acquisition, LLC, and Jeffrey H. Smulyan entered into an Amendment and Consent Letter Agreement.

Item 4.	Interest in Securities of the Issuer.

The disclosure in Item 4 is hereby amended to add the following:

On June 23, 2010, Alden Global Distressed Opportunities Master Fund, L.P., Alden Global Value Recovery Master Fund, L.P., Alden Media Holdings, LLC, JS Acquisition, LLC, and Jeffrey H. Smulyan entered into an Amendment and Consent Letter Agreement (the “Amendment and Consent Agreement”), with respect to, among other things, the extension of the Tender Offer and certain other amendments and consents relating to the Securities Purchase Agreement and the transactions contemplated thereby.

A copy of the Amendment and Consent Agreement is attached as Exhibit 99.3 to this statement and is incorporated herein by reference. The foregoing description of the Amendment and Consent Agreement does not purport to be complete and is qualified in its entirety by reference to the Amendment and Consent Agreement.

Item 5.	Interest in Securities of the Issuer.

The disclosure in Item 5 is hereby amended and restated as follows:

(a), (b) Based upon the Issuer’s Schedule 14d-9 filed on June 23, 2010, as of May 17, 2010, there were 32,910,753 shares of Class A Common Stock outstanding. Based on the foregoing, the Reporting Persons may be deemed to beneficially own an aggregate of 12,224,006.28 shares of Class A Common Stock (consisting of the 1,406,500 shares of Class A Common Stock that the Reporting Persons hold, the 2,837,078.28 shares of Class A Common Stock into which the 1,162,737 shares of Preferred Stock are convertible and (i) the 6,261,982 shares of Class A Common Stock beneficially owned by Jeffrey H. Smulyan and (ii) the 1,718,446 shares of Class A Common Stock held by certain shareholders of the Issuer set forth in a rollover agreement by and among JS Acquisition, LLC and such shareholders, dated May 24, 2010, as amended, as disclosed on the Issuer’s Schedule 14d-9, filed on June 23, 2010), representing approximately 29.2% of the Class A Common Stock outstanding and taking into account 2,837,078.28 shares of Class A Common Stock that would be issued upon the conversion of the Preferred Stock and 6,101,476 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock beneficially owned by Mr. Smulyan (including upon the exercise of options to purchase shares of Class B Common Stock held by Mr. Smulyan that were exercisable on, or within 60 days of June 7, 2010), as disclosed on Mr. Smulyan’s Schedule 13D/A, filed on June 7, 2010. In addition, pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, the Reporting Persons and Mr. Smulyan and/or entities controlled by Mr. Smulyan may be considered to be a “group” and therefore shares beneficially owned by Mr. Smulyan may be attributed to the Reporting Persons. The Reporting Persons disclaim any membership or participation in a “group” with Mr. Smulyan and/or entities controlled by Mr. Smulyan.

In addition, the Reporting Persons currently have contractual arrangements with regard to cash-settled swaps representing economic exposure to approximately 1,680,429 shares of Class A Common Stock, or 5.1% of the shares of Class A Common Stock outstanding. The Reporting Persons disclaim any beneficial ownership in securities that may be referenced in such contracts or that may be held from time to time by any counterparties to the contracts.

Alden Global Capital Limited acts as the investment manager and Smith Management LLC acts as a service provider to Alden Global Capital Limited and Alden Global Distressed Opportunities Master Fund, L.P. Each of Smith Management LLC and Alden Global Capital Limited may be deemed to beneficially own the securities held by Alden Global Distressed Opportunities Master Fund, L.P.

As of the date hereof, none of the Reporting Persons owns any shares of Class A Common Stock, other than the shares reported in this Schedule 13D.

(c) Each of the Reporting Persons reports that neither it, nor to its knowledge, any person named in Item 2 of this Schedule, has effected any transactions in Class A Common Shares during the past 60 days, except as disclosed herein.

(d) Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

(e) Not applicable.

The information set forth or incorporated by reference in Items 4 and 6 is hereby incorporated herein by reference thereto.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 99.2	Securities Purchase Agreement, dated as of May 24, 2010, by and among Alden Global Distressed Opportunities Master Fund, L.P., Alden Global Value Recovery Master Fund, L.P., Alden Media Holdings, LLC, JS Acquisition, LLC, and Jeffrey H. Smulyan.

Exhibit 99.3	Amendment and Consent Letter Agreement, dated as of June 23, 2010, by and among Alden Global Distressed Opportunities Master Fund, L.P., Alden Global Value Recovery Master Fund, L.P., Alden Media Holdings, LLC, JS Acquisition, LLC, and Jeffrey H. Smulyan.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2010.

ALDEN GLOBAL CAPITAL LIMITED

By:	/s/ Bruce Schnelwar
	Name:	Bruce Schnelwar
	Title:	Director

ALDEN GLOBAL DISTRESSED OPPORTUNITIES MASTER FUND, L.P.

By:	/s/ Jim Plohg
	Name:	Jim Plohg
	Title:	Authorized Signatory

SMITH MANAGEMENT LLC

By:	/s/ Jim Plohg
	Name:	Jim Plohg
	Title:	Vice President